Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the six months ended June 30, 2017 (“the Six Month Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2016 is also available to the reader.

Concerning the public investigation by the Israel Securities Authority which started on June 20, 2017, of suspected offenses under the Securities Law and the Penal Law concerning transactions related to the controlling shareholder, see Note 1.2 to the financial statements. At this time, the Company is unable to estimate the outcomes, if any, of the Israel Securities Authority’s investigation. The Company’s auditors call attention to that fact in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content and commerce services (through “Walla”) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-6.2017	1-6.2016	Increase (decrease)		4-6.2017	4-6.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	708	665	43	6.5	358	377	(19)	(5.0)
EBITDA (operating profit before depreciation and amortization)	1,991	2,079	(88)	(4.2)	997	1,056	(59)	(5.6)

Year-on-year, profit was up during the Period, mainly due to a reduction in taxes on income, as compared to an increase in the same period last year. The reduction was due to the effects of lower corporate tax rates on deferred tax assets. In addition, operating profit was down in the Period and Quarter, due to a decrease in revenues as detailed below.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	June 30, 2017	June 30, 2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	1,873	2,250	(377)	(16.8)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, following a decrease in current investments.
Eurocom D.B.S. Ltd.	56	29	27	93.1	The increase in the balance was due to a reduction in the estimate for the second contingent consideration from the acquisition of DBS, to the amount of NIS 84 million, which was partially offset by an update to the fair value estimate of the advances received by Eurocom D.B.S from the Company, to the amount of NIS 57 million. See Note 4.2.1 to the financial statements.
Inventory	105	109	(4)	(3.7)
Current and non-current trade and other receivables	2,845	2,881	(36)	(1.2)	The decrease was mainly due to a reduction in trade receivables in the Cellular Communications segment, due to lower revenues from handset sales and services. The decrease was partially offset, mainly by an increase in overall receivables from real estate sales in the Domestic Fixed-Line Communications segment.
Broadcasting rights	456	455	1	0.2
Property, plant and equipment	6,868	6,872	(4)	(0.1)
Intangible assets	2,943	3,195	(252)	(7.9)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS, and a decrease in investment (net of depreciation) in the Cellular Communications and Domestic Fixed-Line Communications segments.
Deferred tax assets	1,015	1,099	(84)	(7.6)	Tax assets were reduced, mainly due to the reduction in the corporate tax rate starting 2017.
Deferred costs and non-current investments	457	397	60	15.1	The increase was due to early adoption of IFRS 15 - Revenues from Contracts with Customers , whereby distributor fees are recognized as subscriber acquisition assets. See Note 3.2 to the financial statements.
Total assets	16,618	17,287	(669)	(3.9)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.1.	Financial Position (Contd.)

	June 30, 2017	June 30, 2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,519	11,504	15	0.1	Debenture issues and receipt of loans were offset by debenture and loan repayments. Overall, debt remained stable.
Trade and other payables	1,608	1,576	32	2.0
Current and deferred tax liabilities	211	703	(492)	(70.0)	The Company paid a total of NIS 461 million in the third quarter of 2016, following an agreement between the Company and the tax authorities
Liabilities towards Eurocom D.B.S. Ltd.	-	208	(208)	(100)	Payments to Eurocom D.B.S Ltd. for the first contingent consideration on acquisition of DBS’s loans and shares.
Employee benefits	577	609	(32)	(5.3)
Other liabilities	378	388	(10)	(2.6)
Total liabilities	14,293	14,988	(695)	(4.6)
Total equity	2,325	2,299	26	1.1	Equity comprises 14% of the balance sheet total, as compared to 13.3% of the balance sheet total on June 30, 2016.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.2	Results of operations

1.2.1	Highlights

	1-6.2017	1-6.2016	Increase (decrease)		4-6.2017	4-6.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	4,916	5,070	(154)	(3.0)	2,463	2,511	(48)	(1.9)	Revenues were down in the Domestic Fixed-Line Communications segment, the Cellular Communications segment, and the Multi-Channel Television segment. This decrease was partially offset by greater revenues in the International Communications, Internet and NEP services.
Depreciation and amortization	852	889	(37)	(4.2)	424	440	(16)	(3.6)	The decrease was mainly attributable to the Domestic Fixed-Line Communications and Multi-Channel Television segments. There was also a decrease in the write-down of excess acquisition costs created upon assuming control of DBS.
Salaries	998	1,008	(10)	(1.0)	494	495	(1)	(0.2)
General and operating expenses	1,932	1,990	(58)	(2.9)	973	972	1	0.1	The change was mainly due to decreased expenses in the Cellular Communications segment, partially offset by increased expenses in the International Communications, Internet and NEP Services segment. The change in expenses was affected, among other things, by early adoption of IFRS 15 - Revenue from Contracts with Customers, whereby distributor fees are recognized as subscriber acquisition assets. See Note 3.2 to the financial statements.
Other operating income, net	5	7	(2)	(28.6)	1	12	(11)	(91.7)
Operating profit	1,139	1,190	(51)	(4.3)	573	616	(43)	(7.0)
Finance expenses, net	203	207	(4)	(1.9)	102	105	(3)	(2.9)	The decrease in net finance expenses was mainly due to a reduction in the estimate for the second contingent consideration from the acquisition of DBS, to the amount of NIS 84 million. This decrease was offset by an update to the fair value estimate of the surplus advances received by Eurocom D.B.S from the Company, to the amount of NIS 57 million (see Note 4.2.1 to the financial statements), an increase in net finance expenses in the Multi-Channel Television segment, and NIS 13 million in finance expenses recognized on the swap of DBS debentures for Company debentures, as detailed in Note 8.2.2 to the financial statements..
Share in losses of investees	4	2	2	100.0	2	1	1	100.0
Taxes on income	224	316	(92)	(29.1)	111	133	(22)	(16.5)	Taxes were down in the Period, mainly due to a reduction in the tax asset and recognition of NIS 64 million in deferred tax expenses in the last-year period, following a reduction in the corporate tax rate.

Furthermore, the corporate tax rate was reduced from 25% to 24% starting 2017.

Profit for the period	708	665	43	6.5	358	377	(19)	(5.0)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-6.2017		1-6.2016		4-6.2017		4-6.2016
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	2,136	43.4	2,212	43.6	1,058	43.0	1,100	43.8
Cellular Communications	1,260	25.6	1,329	26.2	632	25.7	658	26.2
International Communications, Internet and NEP Services	791	16.1	772	15.2	407	16.5	377	15.0
Multi-Channel Television	840	17.1	873	17.2	416	16.9	434	17.3
Other and offsets	(111)	(2.3)	(116)	(2.2)	(50)	(2.0)	(58)	(2.3)
Total	4,916	100	5,070	100	2,463	100	2,511	100

	1-6.2017		1-6.2016		4-6.2017		4-6.2016
	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,009	47.2	1,076	48.6	496	46.9	540	49.1
Cellular Communications	35	2.8	9	0.7	30	4.7	8	1.2
International Communications, Internet and NEP Services	94	11.9	84	10.9	45	11.1	47	12.5
Multi-Channel Television	101	12.0	134	15.3	49	11.8	77	17.7
Other and offsets	(100)	-	(113)	-	(47)	-	(56)	-
Consolidated operating profit/ % of Group revenues	1,139	23.2	1,190	23.5	573	23.3	616	24.5

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.2.2.	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	1-6.2017	1-6.2016	Increase (decrease)		4-6.2017	4-6.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	708	758	(50)	(6.6)	347	374	(27)	(7.2)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	816	792	24	3.0	407	398	9	2.3	The increase was mainly due to growth in the number of internet subscribers through the wholesale service, offset by a decline in the number of retail internet subscribers.
Transmission, data communications and others	612	662	(50)	(7.6)	304	328	(24)	(7.3)	The decrease was mainly due to lower transmission revenues from telecom operators.
Total revenues	2,136	2,212	(76)	(3.4)	1,058	1,100	(42)	(3.8)
Depreciation and amortization	357	368	(11)	(3.0)	177	185	(8)	(4.3)
Salaries	444	447	(3)	(0.7)	220	217	3	1.4
General and operating expenses	331	342	(11)	(3.2)	166	170	(4)	(2.4)	The decrease was mainly due to a reduction in distributor fee costs, recognized as an asset following early adoption of IFRS 15, and a reduction in interconnect fees to telecom operators.
Other operating income, net	5	21	(16)	(76.2)	1	12	(11)	(91.7)	This decrease in net income was due to lower capital gains on real estate sales.
Operating profit	1,009	1,076	(67)	(6.2)	496	540	(44)	(8.1)
Finance expenses, net	174	206	(32)	(15.5)	82	105	(23)	(21.9)	The decrease in net finance expenses was due to a reduction in the estimate for the second contingent consideration from the acquisition of DBS to the amount of NIS 84 million, which was partially offset by an update to the fair value estimate of the advances received by Eurocom D.B.S from the Company, to the amount of NIS 57 million (see Note 4.2.1 to the financial statements).
Taxes on income	199	216	(17)	(7.9)	97	109	(12)	(11.0)	The decrease was due to a reduction in taxable income, and a reduction in the corporate tax rate from 25% to 24% starting 2017.
Segment profit	636	654	(18)	(2.8)	317	326	(9)	(2.8)

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.2.2.	Operating segments (contd.)

C.	Cellular Communications segment

	1-6.2017	1-6.2016	Increase (decrease)		4-6.2017	4-6.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	884	911	(27)	(3.0)	449	456	(7)	(1.5)	The decrease was due to migration of existing customers to cheaper plans offering greater data volumes at current market prices. The decrease was partially offset by growth in the Company’s customer base.
Equipment sales	376	418	(42)	(10.0)	183	202	(19)	(9.4)	The decrease was mainly due to the cancellation of purchase tax on imported cellular handsets which lowered prices. The decrease was further affected by lower sales volumes of cellular handsets.
Total revenues	1,260	1,329	(69)	(5.2)	632	658	(26)	(4.0)
Depreciation and amortization	193	199	(6)	(3.0)	99	95	4	4.2
Salaries	193	191	2	1.0	94	94	-	-
General and operating expenses	839	930	(91)	(9.8)	409	461	(52)	(11.3)	The decrease was mainly due to a reduction in distributor fees, recognized as an asset following early adoption of IFRS 15, and a reduction in the cost of handset sales as aforesaid. Results were also affected by a decrease in engineering expenses and updates to site leasing estimates and continued cost-cutting efforts by the Company.
Operating profit	35	9	26	-	30	8	22	-
Finance income, net	28	23	5	21.7	14	11	3	27.3
Taxes on income	13	6	7	116.7	10	6	4	66.7
Segment profit	50	26	24	92.3	34	13	21	161.5

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.2.2	Operating segments (contd.)

D.	International Communications, Internet and NEP Services

	1-6.2017	1-6.2016	Increase (decrease)		4-6.2017	4-6.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	791	772	19	2.5	407	377	30	8.0	The increase was mainly due to growth in revenues from the sale of PBXs and equipment for telecom solutions for businesses, as well as increased internet service revenues. The increase was offset by a decrease in revenues from call transfers between global operators (hubbing) in the present Period, and lower revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute software products.
Depreciation and amortization	66	68	(2)	(2.9)	33	35	(2)	(5.7)
Salaries	165	165	-	-	81	82	(1)	(1.2)
General and operating expenses	465	441	24	5.4	247	213	34	16.0	The increase was due to higher costs on the sale of PBXs and equipment for telecom solutions for businesses and internet service expenses, corresponding to revenues as aforesaid. The increase was partially offset by lower expenses from international calls and a reduction in the present Period in expenses from call transfers between global operators (hubbing), coupled with lower fee payments on subscriber recruitment which were recognized as an asset following the early adoption of IFRS 15.
Other expenses	1	14	(13)	(92.9)	1	-	1	-	Expenses in the last-year period were attributable to the collective labor agreement signed in the first quarter of 2016.
Operating profit	94	84	10	11.9	45	47	(2)	(4.3)
Finance expenses, net	3	5	(2)	(40.0)	1	3	(2)	(66.7)
Tax expenses	22	20	2	10.0	11	11	-	-
Segment profit	69	59	10	16.9	33	33	-	-

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television

	1-6.2017	1-6.2016	Increase (decrease)		4-6.2017	4-6.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	840	873	(33)	(3.8)	416	434	(18)	(4.1)	The decrease was mainly due to a decrease in the average number of subscribers.
Depreciation and amortization	141	150	(9)	(6.0)	71	74	(3)	(4.1)	The decrease was mainly due to a reduction in investments.
Salaries	118	122	(4)	(3.3)	59	60	(1)	(1.7)
General and operating expenses	480	467	13	2.8	237	223	14	6.3	The increase was mainly due to increased content expenses and advertising and marketing expenses. This increase was partially offset by a decrease in distribution fee costs, which were recognized as an asset following the early adoption of IFRS 15.
Operating profit	101	134	(33)	(24.6)	49	77	(28)	(36.4)
Finance expenses, net	59	31	28	90.3	32	12	20	166.7	Net expenses were up, mainly due to a change in the fair value of financial assets.
Finance expenses for shareholder loans	-	287	(287)	(100)	-	179	(179)	(100)	No finance expenses were recognized in the present Period and Quarter, following conversion of the shareholder loans to equity in the third quarter of 2016.
Tax expenses	174	1	173	-	168	-	168	-	Tax expenses were up, mainly due to a write-down of the tax asset following changes in projected profits following a change in Management’s assessments concerning the severity and scope of competition in television operations.
Segment loss	(132)	(185)	53	(28.6)	(151)	(114)	(37)	32.5

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.3	Cash flow

	1-6.2017	1-6.2016	Increase (decrease)		4-6.2017	4-6.2016	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	1,701	1,792	(91)	(5.1)	875	870	5	0.6

The decrease in net cash from operating activities in the present Period was attributable to the Cellular Communications segment, following a more moderate decrease in working capital as compared to the last-year period. The decrease was further attributable to Multi-Channel Television operations following a decrease in cash profits.

In the Quarter, net cash was up mainly due to Multi-Channel Television operations, following changes in working capital.   The increase in the present Quarter was offset by lower cash flows from operating activities in the Domestic Fixed-Line Communications segment due to lower profits and changes in working capital.

Net cash from (used in) investing activities	(199)	(791)	592	(74.8)	174	(668)	842	-	The decrease in net cash used in investing activities was mainly due to proceeds from the sale of held-for-trade financial assets in the Domestic Fixed-Line Communications segment, as compared to net purchases in the same period and quarter last year. This decrease was partially offset, mainly by increased investment in the subscriber acquisition asset (see Note 3.2.5 to the financial statements).
Net cash from (used in) financing activities	(296)	(218)	(78)	35.8	13	(85)	98	-	The increase in net cash used in financing activities in the present Period (in the Quarter - a decrease), was due to a decrease in cash from debenture issues and receipt of loans, and in the Period an increase in debenture and loan repayments, offset by a decrease in total dividend payments as compared to the same period and quarter last year (in the Quarter – also offset by a decrease in loan and debenture repayments).
Net increase in cash	1,206	783	423	54.0	1,062	117	945	-

Average volume in the reported Quarter:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,970 million.

Supplier credit: NIS 894 million.

Short-term credit to customers: NIS 1,986 million. Long-term credit to customers: NIS 430 million.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

1.3.	Cash Flows (contd.)

As of June 30, 2017, the Group had a working capital surplus of NIS 1,297 million, as compared to a working capital deficit of NIS 208 million on June 30, 2016.

According to its separate financial statements, the Company had a working capital surplus of NIS 776 million as of June 30, 2017, as compared to a working capital deficit of NIS 657 million on June 30, 2016.

The Group and Company’s transition from a deficit to a surplus in working capital was mainly due to a decrease in the Company’s current liabilities, including a decrease in liabilities to financial institutions and debenture-holders, tax liabilities, and liabilities to Eurocom D.B.S. Ltd.

2.	Market Risk - Exposure and Management

Surplus liabilities exposed to changes in the nominal NIS-based interest rate were up NIS 0.8 billion, mainly following receipt of unlinked loans and expansion of Debentures (Series 9) (see Note 8 to the financial statements). This increase was partially offset by the repayment of Debentures (Series 8) and scheduled loan payments in the Domestic Fixed-Line Communications segment (see Section 4 below). Other than the above, fair value sensitivity analysis data in accordance with changes in market factors as of June 30, 2017 do not differ materially from sensitivity analysis data as of December 31, 2016.

3.	Disclosure Concerning the Company’s Financial Reporting

3.1	Disclosure on the early adoption of IFRS 15 - Revenues from Contracts with Customers

Following publication of IFRS 15 - Revenues from Contracts with Customers (“the Standard”), the Company reviewed the Standard’s possible impact on its financial statements, including by consultation with its auditing accountants and additional consultants. This review was conducted across all Group companies. As a result, the Company decided on the early adoption of the Standard, starting from the Company’s financial statements as of March 31, 2017.

For information concerning the Standard’s guidelines, its application, and adjustments to the Group’s financial statements following the Standard’s first-time application, see Note 3.2 to the financial statements.

Actions taken by the Group in preparation for adopting the Standard, and measures for reducing risk of errors in its financial statements:

1.	The Group studied the possible impact of the Standard on its financial statements. This process included a review of the Standard’s provisions, a review of professional information issued by international accounting firms and by the International Accounting Standards Board (IASB), and internal discussions with Group companies. Meetings were also held with the auditing accountants and additional accounting consultants. These meetings included a thorough discussion of issues raised by the Standard’s application, and a review of its impact on the Group’s companies. Each company documented the relevant issues and their impact on the financial statements.

2.	The Group studied the Israel Securities Authorities’ response to a pre-ruling request on the early adoption of the Standard, and Accounting Staff Position 11-4 - Disclosure on the Effects of Applying IFRS 15.

3.	The Group has reviewed the necessary adjustments to the Group’s information systems supporting the Standard’s application.

4.	The Group has studied its internal controls and adaptations needed to achieve effective control over proper first-time application of the Standard, in particular concerning the plausibility of significant judgments and estimates made in such application.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

3.2	Disclosure of material valuations

The following table discloses material valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

	Second contingent consideration for Eurocom D.B.S. Ltd.	DBS
Subject of valuation	Valuation of the second contingent consideration on the acquisition of shares in D.B.S Satellite Services (1988) Ltd.	Value in use of DBS Satellite Services (1988) Ltd. to test for impairment of goodwill attributed for its operations in the Company’s financial statements pursuant to IAS 36.

Date of valuation	June 30, 2017; Valuations signed on August 23, 2017.

Value prior to the valuation	The value of the second contingent consideration was estimated at NIS 84.5 million, as of December 31, 2016.	NIS 1,514 million carrying amount of net operating assets of D.B.S. Satellite Services (1988) Ltd. (NIS 120 million - goodwill).

Value set in the valuation	The present value of the second contingent consideration was estimated at NIS 213 thousand.	NIS 1,947 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company’s books. (*)

Assessor’s identity and profile	Giza Singer Even Ltd. The work was done by a team headed by Mr. Nir Harush, CPA, a partner in Giza Singer Even, who holds a BA in Business Administration and Accounting and an MBA from the College of Management Academic Studies, and has extensive experience in economics and finance. The assessor has no dependence on the Company.

Valuation model	Scenarios model based on Monte Carlo simulations.	Discounted Cash Flow method (DCF).

Assumptions used in the valuation	Probability of structural separation being cancelled by the end of 2017 – 0%. Free cash flow forecast for 2017 – NIS 146 million. Present value discounted using the risk-free rate (0.1%).	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 80%.

For more information, see Notes 4.2 and 7 to the financial statements.

(*)	DBS was last valuated on December 31, 2016, to the amount of NIS 2,551 million.

3.3	Due to legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.	Details of debt certificate series

4.1	Debentures (Series 8)

On June 1, 2017, a total of NIS 434,209,624 par value in bonds were repaid - final settlement.

4.2	Issuance of debentures

In May and June 2017, the Company completed the issue of a total of NIS 1.1 billion par value in debentures, as follows:

A.        Public offering of NIS 384,467,000 par value in Debentures (Series 9) by was of expansion of the series, under the Company’s shelf prospectus fo May 2014, as amended in the clerical error correction of June 2014 (“the Shelf Prospectus”) and the shelf offering report of May 25, 2017 (“the Shelf Offering Report”), in consideration for NIS 408 million.

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Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2017

4.2	Issuance of debentures (contd.)

B.      Issue of the Company’s listed Debentures (Series 6 and 10) to holders of DBS’s Debentures (Series B), traded on the TASE ‘TACT Institutional’ system (“DBS Debentures”) in consideration for their holdings in DBS Debentures. The issue was made under the Shelf Prospectus and Shelf Offering Report, as follows:

NIS 125,000,000 par value in DBS Debentures were exchanged for NIS 125,750,000 par value in Debentures (Series 6), and NIS 436,307,797 par value in DBS Debentures were exchanged for NIS 481,683,808 par value in Debentures (Series 10). Following this issue, total liabilities for Debentures (Series 10) became material compared to the Company’s overall liabilities balance.

C.      Two private placements of the Company’s Debentures (Series 9) were made to classified investors, at a total value of NIS 108,000,000 par value, and which are subject to the resale restrictions stipulated in Section 15C to the Securities Law and in the Securities Regulations (Information Concerning Sections 15A through 15C to the Law), 2000, in consideration for NIS 114 million.

For more information, see Note 8.2 to the financial statements.

4.3	Debenture ratings

On April 24, 2017, Standard and Poor’s Maalot Ltd. (“Maalot”) affirmed its ilAA/Stable rating for the Company and its Debentures (Series 6-10), as detailed in the full ratings report appearing in the Company’s immediate report of April 24, 2017 (ref. no. 2017-01-034792), included herein by way of reference.

Furthermore, in effecting the Company’s debenture issueby way of a series’ expansion and a swap of DBS debentures, as detailed above, the followng ratings were approved:

a.       Midroog Ltd.’s approval of its Aa2.il/Stable rating for the Company’s Debentures (Series 6-10) and for up to NIS 1.1 billion par value in Company debentures issued as an expansion of existing debenture series and/or as a swap of DBS debentures for debentures to be issued by the Company. In this context, see the Company’s immediate reports of May 21, 2017 (ref. no. 2017-01-042550) and May 25, 2017 (ref. no. 2017-01-043915), included herein by way of reference.

b.       Maalot’s approval of its ilAA/Stable rating for up to NIS 1.1 billion par value in debentures to be issued by the Company as an expansion of one or more of Series 6-10 in consideration for cash and/or against a swap of DBS debentures. In this context, see the Company’s immediate reports of May 22, 2017 (ref. no. 2017-01-042862) and May 25, 2017 (ref. no. 2017-01-043918), included herein by way of reference.

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of June 30, 2017, see the Company’s reporting form on the MAGNA system, dated August 24, 2017.

We thank the managers of the Group’s companies, its employees, and shareholders.

David Granot	Stella Handler
Interim Acting Chairman of the Board of Directors	CEO

Signed: August 23, 2017

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